UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 21, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

magicJack VocalTec Ltd.

File No. 000-27648 - CF#35207

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   magicJack VocalTec Ltd. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from an exhibit to a Form 8-K filed on June 7, 2017.

   Based on representations by magicJack VocalTec Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

     Exhibit 10.1   through May 9, 2018

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

        Brent J. Fields
        Secretary